FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of June 17, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



         VANNESSA VENTURES UPDATE ON LAS CRISTINAS ARBITRATION PROCESS

                                 June 16, 2002

Vancouver - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) wishes to announce that its subsidiary company in Venezuela (Minca) has formerly filed requests for arbitration in its dispute with the CVG over the Las Cristinas project. The Supreme Court of Venezuela has accepted the request and is expected to give its instructions with respect to the arbitration process to be followed.

Minca feels confident that a transparent arbitration process will uphold Minca's rights and will prove that the many statements made by the CVG in its public relations campaign are either incorrect or reported misleadingly. The arbitration process will force the CVG to submit its statements to the test of the law and if all the public statements it made are correct, it should not be adverse to follow its contractual (and constitutional) obligation to arbitration, as confirmed by the Supreme Court ruling of March 19, 2002 and reported in our news release of March 21, 2002.

As a further step to safeguard its rights, Vannessa Ventures Ltd. has formally initiated the process of international arbitration against the State of Venezuela, under the Foreign Investment Protection Agreement (FIPA) signed by Venezuela and Canada.

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       June 17, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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